UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

(Exact name of registrant as specified in its charter)

Commission File No. 24R-00084

Delaware	84-4888797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1919 Commerce Drive, Suite #120, Hampton, VA	23666
(Address of principal executive offices)	(Zip Code)

626-401-1866
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “WIGL,” “we,” “us,” “our,” or “the company” refers to Wireless electrical Grid LAN.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business

Overview

Background

Wireless Electrical Grid LAN, WiGL Inc (WiGL Inc). was a division of Glover 38th St Holdings LLC (G38) from 2017-2020. WiGL Inc was formally incorporated on February 26, 2020 under the laws of the state of Virginia, and is headquartered in Hampton, VA. The Company is engineering technologies to enable consumers to power their devices on the move. Specifically, WiGL is building a network to help power or recharge their battery while they use their device wirelessly and renewable energy products to create electricity in novel ways. By expanding the engineering behind the Company’s patents, the Company is bringing consumers the ability to create, transmit and store next generation electrical power products. WiGL is focused on helping Internet of Things (IoT) devices become range-less, by providing power on-demand.

The idea for WiGL came from our founder’s work with previous entities, specifically Glover 38th St Holdings, LLC (“G38”). G38 is a government consulting Company formed in 2012. Dr. Glover is the CEO of G38. G38 assisted the United States Air Force Research Lab with the development of 5G for Advanced Training Waveforms (“5G ATW”).

During the 5GATW government tests, Dr. Glover realized that in addition to the data provided by 5G technologies, there was also a need for power to those same devices. In 2017, Dr. Glover and Cherif Chibane, under contract to G38, began to solve, what they deemed “the wireless electrical power challenge.” During May 2018, a utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office.

In 2019, the patent was assigned to G38 so that WiGL could continue prototyping and advancing the technology. On March 3, 2021, the patent and the associated trademark was assigned to WiGL.

Vision

Imagine getting electric power the same way we wirelessly get to the internet. WiGL allows for powering or recharging devices using our over-the-air wireless electrical power network. We aim to power consumer, business, and technical devices on the move, or recharge batteries while using those devices. Our vision is for people across the globe to simply ask, “how do I get on your WiGL network?” WiGL intends to be the most widely recognized brand name for all things related to wireless power delivery.

We envision a future of WiGL everywhere, from your home kitchen to city hall. Imagine a world where essential power is made available worldwide via WiGL enabled transmitters embedded in streets, on light poles, and TVs, powering everything from your Christmas tree to cell phone cases to military devices. Imagine a world where WiGL’s competitors become partners that make and sell WiGL enabled products to enable seamless meshed networks of WiGL touchless wireless power on the move.

By adding renewable energy products, we envision power on the go. Users will no longer need to stop to recharge an electric vehicle (“EV”). We believe that you can simply take the power with you or build your very own hot spot.

How WiGL Works

WiGL has two product lines; over-the-air touchless Wireless Power Transfer (tWPT) networks and renewable energy. WiGL’s tWPT works just like traditional WiFi, however, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter (“Tx”) form a network that uses the same raw radio frequency (“RF”) or light as noise but harvests the energy-noise as raw power.

●	WiGL converts AC or DC Smarter Power (“P/LAN”) into a two-way signal via a Tx-to-Tx networks.

●	The Tx network then routes a directed WiGL signal to a known receiver connected to or within a smart device.

●	The receiver then converts the EMR or RF signal into DC to harvest the power.

●	The receiver power is then stored in a powerbank or used to power the devices on the network.

Like cell phone towers, WiGL Tx’s are smartly connected allowing for near endless distance.

To support smarter, greener power, we intend to produce an additional offering - WiGL eNERGY Units (“WiGL eNERGY Units”). The WiGL eNERGY Units will function as a self-generating power source that could support the energy transmission via remote or off grid locations. In other words, if you are going off the grid you can take WiGL with you.

Below is a description of the various software products that we use to enable WiGL over-the-air wireless power to work.

Software Product	Description	Subscription Fees Applicable (Y/N)	Inhouse Software	Licensed Software from Third Parties
WiGL Transmitter network controller	WiGL’s proprietary software used to connect multiple transmitters; creating the WiGL Network.	No	Yes	N/A
WiGL Receiver Controller	WiGL’s proprietary software used to allow the WiGL network to see, allow, and manage receivers on the network.	No	Yes	N/A
WIGL End User Subscription	WiGL’s proprietary software used to allow or reject end users.	Yes	Yes	N/A
WiGL Network Subscription Partnership	Software used by 3rd party to charge end users to access and stream wireless power.	Yes	No	TBD

Products

WiGL’s #1 product is its name. WiFi is a distinct name and recognizable around the world as the vehicle to get touchless wireless internet. Wireless power is in early stages and there is no single name/name dominance that currently links all forms of touchless wireless electrical power. WiGL’s primary goal, related to the market for wireless power, is to:

●	create the name,

●	create the logo and

●	create the subscription market.

Ideally, by 2030, there will need to be a logo on doors, an icon on phones, and instructions on laptops around wireless power. WiGL’s intends to be the preeminent name and iconography of or related to near filed and far field wireless power.

WiGL enabled tWPT and eNERGY products are currently in the productization stages. WiGL has recently built and completed three go to market minimally viable products (“MVP”):

●	WiGL-enabled transmitters

○	In partnership with Energerous Inc. (publicly traded as WATT, in February 2024 the federal communications commission (“FCC”) has approved a small WiGL enabled transmitter network that plugs into a home or business electrical 110V outlet. These transmitters are for the WiGL network.

●	WiGL-enabled receiver

○	A WiGL enabled receiver that recharges your battery on the move. The receiver is connected to a powerbank and holiday LEDs. The Christmas Tree products are being marketed as a wireless Christmas Tree. We intend to bring this product to market by Q4 2025.

●	WiGL energy (“eNERGY”) device for small rechargeable devices

○

A WiGL eNERGY is small renewable devices that create electricity that recharges your battery on the move. The eNERGY devices use kinetic energy (movement), chemical energy (saltwater) to create enough electrical power for small 5-24 volt systems. We intend to bring this product to market by Q4 2025.

The Company is actively developing the following over-the-air wireless products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
WiGL-enabled Transmitters	The 1st generation transmitters were designed by Energous, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	1 December 2024	Holiday Shoppers
WiGL-enabled Receivers for LEDs and Holiday Trees	The 1st generation receivers were designed by Guinn Partners, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL is contracting 3rd parties to manufacture the housing.	1 December 2024	Holiday Shoppers
WiGL-enabled Receivers for Phone Cases	The 2nd generation receivers are being designed by AeroTech, but 100% owned by WiGL.	N/A	All components are commercial off the shelf.	WiGL plans to contract with 3rd parties to manufacture the housing.	TBD	CellPhone Users

The Company is actively developing the following eNERGY products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
5V SWPB Water bottle	The 1st generation renewable eNERGY devices were designed by Guinn Partners, but 100% owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	1 December 2024	Disaster Response
12-36V SWPB Modular Case	The 1st generation renewable eNERGY devices were designed by Guinn Partners, but 100% owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	1 December 2026	Solar Panel owners, sellers, users. Off-Grid.
Kinetic eNERGY	The 1st generation kinetic eNERGY devices were designed by Guinn Partners, but 100% owned by WiGL.	N/A	N/A	WiGL is contracting 3rd parties to manufacture the SWPG Bottle.	1 December 2026	Active Wear

The Company is actively developing the following promotional products to manufacture and sell to consumers.

Product	Components that the Company designs	Components that the Company manufacture	Components that third party design	Components that third parties manufacture	Estimated date to begin sales to consumers	Target Consumer
Clothing	Online drop shippers	N/A	All	All	January 2022	WiGL Fans
Clothing and other apparel	WiGL’s patented and/or trademarked clothing was designed by Duplex Sports, but 100% owned by WiGL.	N/A	All	All	January 2022	WiGL Fans

Development Roadmap

WiGL is still currently in the productization stages. Below we describe the SBIR Phase II contract that we have completed, partnerships with third parties for future products, tWPT and SWPG Products, and our plans for our Ghana Leasehold and Saltwater Powered Generator and future distribution sites.

SBIR Phase II Contract

In March 2022, we were granted a follow-on contract with the US. Air Force (USAF) through the USAF’s SBIR Phase II contract process. Under this follow-on Phase II contract we further developed, deployed, and integrated WiGL’s technology with the U.S. Air Force. As of December 31, 2023 we had completed 8 out of the 8 deliverable items and received $749,999 for completion of this contract.

Successful completion of this contract resulted in working devices suitable for other branches of the Department of Defense and U.S. government. Further, during this process we discovered products with the ability to reach the consumer market. Potential products to add to the WiGL networks for the everyday consumer include the following:

●	WiGL-enabled receiver

○	A WiGL enabled receiver that connects to a power bank; the powerbank recharges your battery on the move. The receiver is connected to holiday LEDs and is being marketed as a wireless Christmas Tree.

●	WiGL-enabled receiver for small rechargeable devices

○	WiGL enabled receivers + powerbank for small rechargeable devices. We demonstrated this for the Air Force during Q4 2023. We intend to bring the related product to market for the 2025 buying season.

Partnerships

We worked with Energous, PowerCast, EarlyX, and Guinn Partners to build Wireless Power Transfer (tWPT) network and MVPs based on our prototypes. These relationships support our day-to-day operations without ongoing obligations on the part of these partners or the company. Below is information relating to the nature of our relationship with our third party partners and vendors.

Name of Agreement	Parties to the agreement	Date entered into the agreement	Purpose of the agreement	Obligations	Payment terms
	Energous and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work.
	PowerCast and WiGL	The Company has not entered into an agreement.		N/A	Company pays the engineers to do the work
Service Agreement	EarlyX and WiGL	June 6, 2022	To collaborate and provide advice.	Independent contractor agreement.	Consultant submits monthly invoices to the Company.
Consulting Agreement	Guinn Partners and WiGL	November 1, 2020	Pay for expertise in loT and robotics technology development, business development, content creation, marketing, sales, manufacturing and distribution.	Independent contractor agreement.	Company pays the engineers to do the work

With support from our partners, we have purchased commercial off-the-shelf (“COTS”) hardware to build the WiGL-enabled Tx networks. Their advances in tWPT technologies are fast-tracking WiGL going global. WiGL has been selected to advance the tWPT technologies from US government use to commercial applications. As part of task 7 of 8 of one of our previous DoD contracts we provided the US Department of Defense our plan to go from US military MVPs to civilian products on store shelves; tWPT networks, LED lights, eNERGY water bottles. Currently we are working on developing the following products:

●	WiGL enabled transmitters that plugs into a home or business alternating current (A/C) electrical outlets.

●	WiGL enabled transmitters that plugs into our renewable eNERGY SWPGs.

●	WiGL enabled power bank receivers that recharge your battery on the move.

●	WiGL enabled SWPG + power banks that recharge electric vehicles while they move.

●	WiGL enable holiday lights and Christmas Trees on our network.

tWPT and SWPG Products

During 2022 WiGL began manufacturing the prototype for SWPGs. The Company intends to commercialize this product for the Department of Defense during 2023 – 2026.

In early 2023, the Company demonstrated the first minimum viable product, (“MVP”) to the Department of Defense. After modifications, two version are nearing completion of the “build of material” stage so that we can start manufacturing the products. Prospective WigL eNERGY Products include:

●	A specialized backpack designed to self-generate its own electrical power using salt water as a fuel source and ultimately acts as a salt water generator (“SWPG”). The backpack has met initial testing requirements and can provide up to 24V at 50W output for one week.

●

WiGL Energy Bottle. The bottle utilizes magnesium oxidation reaction to produce power. The eNERGY bottle has a single USB-A port that charges at 5V and can provide up to 12,000 mAh of energy at 1-10W for 24hrs. This bottle can also be recharged.

Ghana Distribution, Leasehold and Saltwater Powered Generator

On February 9, 2021 the Company and Accessplus Communications Ltd., a company registered under the laws of Ghana (the “Distributor”) entered into the distribution agreement. Pursuant to the terms of the agreement the Distributor is responsible for the following:

●	Finance a pilot of the WiGL Gen 1 wireless technology in Ghana.

●	Obtain relevant regulatory approvals and licenses.

●	Buy WiGL enabled products when commercially available for sale to subscribers in the territory.

●	Pay an annual license fee of not less than $1,000,000 commencing one year after the successful sales of the WiGL transmitters and receivers to its customers after they become commercially available in the market.

●	Directly licence WiGL enabled products and trademarks.

●	Pay WiGL 25% of all monthly subscription revenue.

As of April 29, 2024 the Distributor has completed the following steps:

●	Held meetings with Accessplus Communications Ltd., to plan distribution requirements and business residency requirements in Africa, specifically Ghana.

●	Met the initial planning requirements such as minimum qualities to receive SWPG water bottles as soon as they are available for mass production.

We estimate the SWPG water bottles will be available for mass production by Q4 2024. Accordingly, we estimate that the Distributor will receive initial shipments by Q1 2025.

We intend the following products to be sold across Africa in chronological order:

●	The 5V water bottle (SWPG product)

o	This is specifically to provide 12-24 hours of renewable energy to recharge smart devices; cell phones, pads, ear buds, etc.

●	12-36V Cases (SWPG products)

o	This is specifically to provide 24/7 power to recharge solar batteries. The Cases are designed to power small homes; <1000 Sq Ft.

●	Kinetic apparel (SWPG eNERGY products)

●	Introduce tWPT products (transmitters and receivers) into Ghana

Initially, the products will be shipped to Ghana and then resold across the continent. Eventually we intend to deploy a WiGL team to Ghana to create the infrastructure necessary to access raw magnesium and build SWPG’s. Once WiGL has the necessary infrastructure in place we intend to build the SWPG products for Africa in Ghana.

On January 10, 2024 the Company agreed to purchase a leasehold interest in the one bedroom apartment located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The apartment will be used as a demonstration, distribution and office location for the Company’s Saltwater Powered Generators. The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543.12 USD to lease this apartment. The Company notes that this apartment building is not yet completed.

Future Distribution Locations

WiGL has filed for international patent rights in Asia. The Company intends to enter into similar distribution and leasehold agreements in Asia in the near future.

Business: How we intend to make money

We intend to utilize an all-inclusive software subscription and hardware business-to-business model (“B2B”). We intend to generate revenue through the several pillars listed below.

●	Software subscription fees

○	Individuals via their cellular or eclectic power service provider: From $6.99 to $29.99 per month for individual subscribers. WiGL Inc will receive a shared portion of the service providers monthly submission fees.

○	Service providers of the software subscriber: For the B2B channel, WiGL will earn 10-20% of each monthly bill for software licensing.

●	Hardware licenses

○	We intend to charge approximately $0.20 for each device containing a WiGL enabled transmitter technologies and an additional $0.10 for each embedded or external WiGL enabled receiver technologies.

●	Direct sales

○	Potential direct equipment sales include devices WiGL may make to generate electrical energy autonomously.

○	We intend to commercialize our products with WiGL enabled technology under “WiGL eNERGY” to date these products include a backpack and water bottle.

○	Devices such as our Salt Water Powered Generator, may range from $10 to $250.

○	Kinetic eNERGY product used as promotional items for sale such as clothing, drinks, or other merchandise used for name and brand awareness.

●	Trademark & Standards licensing

○	We intend to negotiate trademark and/or standard licensing agreements, so that other companies can integrate WiGL into all wirelessly chargeable products that are non-exclusive models.

○	We also intent to market, license and sell WiGL marks to manufactures, hotels, and airlines/airports, such as “WiGL enabled” stickers or markings.

○	WiGL also intends to guide and license future standards, educational coursework and practitioner certifications.

Sales Strategy

WiGL’s sales strategy hinges on hiring and utilizing a full-time team of Licensing Employees (“LEs”) and Product Development and Integration Employees (“PDIEs”) that will be trained and tasked with reaching out and forging partnerships with existing electronics technology hardware companies that have existing customer bases.

Phase 1 of sales outreach will span from December 2021 to December 2024, WiGL intends to target technology hardware companies such as Belkin, Dell, GE, and Cubic. Through leveraging Dr. Glover’s contacts within the Department of Defense, the Company has also commenced discussions with certain companies providing diversified systems and services to the transportation and defense markets worldwide.

Phase 2 of sales outreach will span from December 2024 to December 2030. The Company intends to target companies such as Sony, Apple, and Applied Materials. The structure of the sales force is comprised of LEs and PDIEs and will be led by the Chief Innovation and Partnering Officer. We believe that our product can become ubiquitous and so each LE will try to reach companies that have the ability to sell 10,000 subscription accounts per month and each PDIE will aim to capture companies that have the ability to purchase and/or co-produce more than 1 million transmitter and receiver licenses monthly.

Additionally, WiGL’s sales model is to approach each potential partner with WiGL already developed and demonstrated by the PDIE on or in the sales target’s product offerings. The Company’s goal is to get the potential partner to license or white label.

Marketing

We intend WiGL to be associated with wireless power delivery, regardless of the product, service, competitor or manufacturer. To help achieve this goal, the Company intends to utilize a variety of marketing strategies.

Website and Digital Marketing

WiGL has existing websites where visitors can find information about the Company, its technology, partnering, and contact information. The Company has hired a professional agency to design the website and optimize it for better search engine rankings. Search engine optimization of the website ensures that proper titles, meta descriptions, and keywords, both short- and long-tailed, are present on all pages of the website. The website will also feature a blog where industry-related topics will be regularly discussed.

WiGL will also devote part of its annual budget to digital marketing to drive brand awareness through activities such as YouTube videos and online contests. Digital marketing primarily focuses on Google Ads keyword advertising campaigns and the display network.

The Company will also conduct advertising campaigns on social media to drive visitors and potential clients to its website. In addition to directly bring visitors to the website, the digital marketing campaigns will also build brand awareness by displaying the Company’s logo and ads on numerous websites with visitors interested in limitless wireless power. Proper search engine optimization and successful digital marketing campaigns will be among the key growth and development factors of the Company. We believe, online marketing and promotional efforts will help the Company rank higher in search engine result pages, which will lead to an increased number of visitors and, consequently, B2B clients, driven by end-user demands for WiGL enabled products.

Online Paid Advertising

The Company will also invest in online advertising to help drive potential B2B partners into licensing agreements. This will include pay-per-click advertising using Google Ads, YouTube, Chat Apps and may also include other ad platforms such as pay-per-impression systems like Facebook-sponsored posts. WiGL will target these online ads to specific demographics and interest groups using keywords and search phrases designed to elicit a response from targeted businesses.

Social Media

WiGL will have strong and ever present-branding on social media pages, including Facebook, Instagram, and LinkedIn. The Company will communicate its updates and news on these influential social media sites. Due to its B2B focus, the Company’s LinkedIn page will be the most active manifestation of its social media presence for licensing. All other social media platforms will be used to ensure WiGL is synonymous with wireless power. We believe, an ever-expanding social media presence is considered beneficial in the modern business environment. Therefore, WiGL will consider the expansion of its communication efforts to additional social media sites and new trends and platforms emerge.

Trade Shows

The Company will identify relevant trade events, local trade fairs, and conferences in the industry. The Company will target major players at each tradeshow and seek partnerships to be part of multiple exhibits. WiGL also intends to co-sponsor events and make large areas within the trade shows WiGL enabled shot spots. By participating in such activities, the business can stay abreast of industry trends while also cultivating new contacts, developing business alliances, brand awareness and meeting with potential partners in person.

Market Overview

The wireless and wired charging solutions market is estimated to grow to $25 billion in 2022. The massive adoption of physical devices around the world that are now connected to the internet, all collecting and sharing data (the “Internet of Things or “IoT”), with 11 billion devices already connected and 15 billion estimated by 2027-2030 drives this remarkable growth. WiGL plans to significantly expand the wireless transmission market even beyond current predictions. Our goal is to replace the traditional wired segment, which represents a total available market of over $49 billion.

Competition

WiGL’s primary advantages are its patented wireless charging range and mesh networking capabilities. Though Energous and Huawei are WiGL’s closest competitors, they do not have the long distance range capabilities as does WiGL. Our other direct and patented advantage over existing competitors is our approach to mesh networking, which we designed for military applications.

We believe WiGL has a 3-year technology development lead time of engineering and prototyping for the Department of Defense applications.

Production/Suppliers

The Company is not currently in mass production, however, when full production begins the Company believes that its key components will be supplied by four United States companies.

Research and Development

Research and development costs include partnerships with universities to advance Ad Hoc meshed networking capabilities such as better harvesting of beam forming RF by the WiGL enable receiver, better tracking of the receiver by the WiGL enabled transmitters, better capacitor management based on the IoT device needing to be recharged.

Employees

WiGL currently has 11 full-time employees and 3 part-time employees.

Intellectual Property

The Company relies on its intellectual property. As of April 29, 2024, the Company owns the following patents that have been granted:

All major aspects of the WiGL ad-hoc network technologies are protected by the utility patent US 9,985,465 B148 from 2018, and the patent application US 2020/0067341 A149. Both are accompanied by international filings. We are constantly monitoring competitors’ activities and patent filings, as well as technical publications related to wireless technology and power transfer. We intend to file additional patents if additional intellectual property is developed during Phase II of this project, as well as potential design patents during Phase II or later. To date WiGL holds Patents:

1.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

●	Patent number: 11605983

●	Abstract: Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises multiple software enabled wireless transceivers. The device is constructed to identify an electronic device in proximity to the device’s wireless AdHoc Meshed Network; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.

●	Type: Grant

●	Filed: September 27, 2020

●	Date of Patent: March 14, 2023

2.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

●	Patent number: 11557927

●	Abstract: Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises a wireless transceiver. The device is constructed to identify an electronic device in proximity to the device; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.

●	Type: Grant

●	Filed: September 13, 2020

●	Date of Patent: January 17, 2023

3.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY FROM A BATTERY AND/OR FUEL CELL

●	Patent number: 11557926

●	Abstract: Certain exemplary embodiments can provide a system, which comprises a multi-point power charger coupleable to different types of an electrical energy source such as a battery or a fuel cell. The multipoint power charge can detect the type of connected energy source and activate one of a plurality of converters, wherein the activated converter is compatible with the connected energy source. The multi-point power charger is constructed to emit a plurality of directional beams directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. Also, a portable wireless charging device with at least two types of interchangeable power supplies.

●	Type: Grant

●	Filed: January 29, 2021

●	Date of Patent: January 17, 2023

4.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING PEER-TO-PEER POWER DISTRIBUTION NETWORK

●	Patent number: 11557928

●	Abstract: Certain exemplary embodiments can provide a system which comprises base and auxiliary multi point power chargers. The base multi point power charger is coupleable to an electrical energy source. The multipoint power chargers are constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. The electronic device is comprised of an auxiliary multipoint power charger.

●	Type: Grant

●	Filed: February 25, 2021

●	Date of Patent: January 17, 2023

5.	WIRELESS CHARGING METHOD AND SYSTEM

●	Patent number: 11462949

●	Abstract: Disclosed herein is a system controller in electronic communication with at least one wireless base charger system coupled to a power source, at least one transmitting antenna, the wireless charging system configured to determine a location of at least one device receiver located within a physical space and to provide wireless energy delivery comprising directing one or more directional electromagnetic energy beams from at least one transmitting antenna to the location of the device receiver at a distance greater than or equal to 50 cm from the transmitting antenna; each device receiver configured to receive and convert one or more of the directional electromagnetic energy beams into electrical energy and store at least a portion of the electrical energy in an intermediary electrical storage device, and to direct electrical energy from the intermediary electrical storage device to a connected electronic device in electrical connection with the device receiver, to charge and/or power the connected electronic devices.

●	Type: Grant

●	Filed: March 19, 2022

●	Date of Patent: October 4, 2022

6.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING WIRELESS ELECTRICAL GRID LOCATION OR PERSONAL AREA NETWORK (WIGL) ENERGY

●	Patent number: 10992158

●	Abstract: Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.

●	Type: Grant

●	Filed: January 28, 2018

●	Date of Patent: April 27, 2021

7.	SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

●	Patent number: 9985465

●	Abstract: Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.

●	Type: Grant

●	Filed: July 2, 2017

●	Date of Patent: May 29, 2018

Regulation

We are subject to either Part 15 or Part 18 of the FCC rules because we are a Company that produces wireless power transfer (WPT) devices operating at frequencies above 9 kHz are intentional radiators. The specific applicable rule part depends on how the device operates, and if there is communication between the charger and device being charged.

Devices specifically intended for use for wireless power transfer, or inductive charging, require FCC guidance for frequency exposure review. This includes Part 18 devices. It may be necessary for the responsible party (manufacturer) to seek guidance from the FCC on specific WPT devices by submitting a KDB inquiry, http://www.fcc.gov/labhelp.

Finally, it is possible that the power charging function could be approved under Part 15 rather than Part 18 if the device meets all of the requirements of the appropriate Part 15 rule.

Attachment 680106 D01 RF Exposure Wireless Charging Apps v03r01 provides general guidance on the information necessary to determine RF exposure evaluation and compliance requirements when submitting a wireless charging application inquiry.

Further, we intend to process, store, transfer and use data from or about our customers, including certain personally identifiable information and confidential information. These activities subject, or may subject, us to various federal, state, local and international laws and regulations regarding data privacy, protection, and security.

Litigation

The Company has not been a party to any litigation.

Property

The Company initially entered into a lease agreement on December 11, 2017, for the property located at 1919 Commerce Drive, Suite 120, Hampton, Virginia 23666. The fourth amendment to the lease agreement commenced on February 1, 2023 and expires on January 31, 2024.

On January 10, 2024 the Company agreed to purchase a leasehold interest in the one bedroom apartment located at Roman Ridge Residential Area in the Accra Metropolis in the Greater Accra region of the Republic of Ghana. The apartment will be used as a distribution location for the Company’s Saltwater Powered Generators.

The leasehold interest expires on March 8, 2054. The Company intends to pay $189,543.12 USD for this apartment. The Company notes that this apartment building is not yet completed. The payment schedule is below. Payments are made from revenue. Proceeds from the Regulation A offering will not be used to purchase this property.

TIMELINE	PERCENTAGE	TOTAL AMOUNT
December 18, 2023	Reservation	USD $5,000
January 18, 2024	30%	USD $56,862.94
April 18, 2024	30%	USD $56,862.94
Upon Completion	40%	USD $70,817.24

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Overview

WiGL was incorporated on February 26, 2020, under the laws of the state of Virginia, and is headquartered in Hampton, VA. The Company is engineering the technology to enable consumers to ditch cords and wires and operating their devices on the move or recharge their battery while they use their device wirelessly.

Results of Operations

Years Ended December 31, 2023, and December 31, 2022

WiGL generated $644,999 in revenues for the period ended December 31, 2023 and $479,999 for the period ended December 31, 2022. The increase in revenues was due to the completion of a contract that included eight phases for a total contract amount of $749,999. As of December 31, 2023, the Company completed all eight phases and earned $750,000 in revenue, with $245,253 recognized in the first half of 2023. In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. The remaining phase of the contract is to be completed subsequent to December 31, 2024.

The operating expenses for the year ended December 31, 2023, consisted of: (i) professional fees, (ii) advertising and marketing, (iii) general and Administrative costs, (iv) rent, (v) travel, (vi) consulting and contractor expense, (vii) payroll and related expenses, (iix) research and development and (ix) depreciation and amortization. Operating expenses totalled $3,244,079 for the year ended December 31, 2023 compared to $2,818,798 for the year ended December 31, 2022. The increase in operating expenses was primarily driven by an increase in general and administrative costs and research and development costs.

General and administrative costs increased from $111,902 for the period ended December 31, 2022 to $293,412 for the period ended December 31, 2023. The 160% increase was due to expenses incurred during the course of the Company’s securities offerings.

In addition, the Company experienced a 30% increase in operating expenses related to research and development which include salaries, research materials and administrative costs. The Company spent $1,842,724 on research and development period ended December 31, 2023 compared to $1,433,511 for the period ended December 31, 2022. The increase was as a result of expenses related to:

●	the research and development efforts of the Company with regards to product development,

●	the salaries of executives included within the research and development costs for the year ended December 31, 2023 totaled $414,264.43.

During the year ending December 31, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic

As a result of the foregoing, the Company generated a net loss of $(2,599,080) for the period ended December 31, 2023 compared to $(2,338,709) for the period ended December 31, 2022.

Liquidity and Capital Resources

Year Ended December 31, 2023 and December 31, 2022

In addition to revenues received as part of delivery on certain contracts, the Company’s current capital resources come from funds raised in its ongoing offering under Regulation A, that has made cash available to the Company for general operating purposes. As the Company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

On December 31, 2023 the Company’s cash on hand was $654,235 compared to $306,950 for the period ended December 31, 2022.

As a result of FDIC limits, the company also maintains funds in an Edward Jones investment account, comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. As of December 31, 2023 the funds in this account were $248,502 compared to $147,709 as of December 31, 2022.

The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Recent capital raising activity and outstanding debt

Initial Capitalization and 2020 Regulation CF Offering

WiGL Inc was initially a division of Glover 38th St Holdings, LLC (“G38”). From the Company’ founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

The Regulation CF offering initiated in December 2020 included the following disclosures:

●	Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

○	Vendor payments in excess of $10,000.

○	Salary payments in excess of $10,000 made to the CEO, a friend or relative.

○	Travel and Entertainment payments in excess of $10,000.

○	Intercompany debt or back payments in excess of $10,000.

○	Administrative Expenses in any amount may not be strictly for administrative purposes.

The aforementioned disclosure was intended to describe the potential use of funds related to separating the Company from G38. During the period ended December 31, 2020 and December 31, 2021, the Company repaid its loans and advances from G38 solely in shares. These repayments were made via a stock transfer and not sold to G38. The Company transferred 83,000,000 shares of Common Stock to G38’s Founder Dr. Glover.

For the period ended December 31, 2020, G38 paid all expenses on behalf of WiGL Inc. Conversely, the during COVID in 2021 the Company made reciprocated advances to G38 in the amount of $351,000 during the period ended December 31, 2021.

During the period ending December 2020, the CEO received $0 in salary from the Company. For the period ending December 31, 2021, when the CEO transitioned from unpaid parttime support to full time CEO, the Company made advances to Dr. Glover in the amount of $100,000.

During the period ended December 31, 2022, at the close of the Regulation CF offering, the Company accepted the following payments from related parties:

Payor	Payee	Payment received	Reasoning	Value
Dr. Glover	Company	387,451 shares	Dr. Glover returned 387,451 shares of Common Stock that had been issued to him in lieu of salary during the period ended December 31, 2020.	$1.58 per share

Regulation A Offering

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

In January of 2024, on the StartEngine portal, the Company issued an additional 277,147 shares, and 63,041 Bonus Shares via the continued Reg A raise, for gross proceeds of $423,618.

Risk Reduction Investment Account

In addition to holding funds in $250,000 FDIC insured deposit bank accounts, the Company also deposited funds received from its securities offerings into a $2,000,000 Edward Jones insured investment account for operating capital. This account provided additional insurance against loss of funds and security compared to our deposit accounts which was compromised in 2021 (see “Unrecoverable Costs” below). During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments held in the Edward Jones operating cash account. As mentioned, these proceeds were used for operating cash and auto-reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2023, the Company auto-reinvested $760 of dividends into investments. Further, during the year ended December 31, 2023, the Company had unrealized gain of $99,856.

In addition, During 2021, the Company invested $4,547 in 14 startup companies via StartEngine crowd funding. This was done partly to better understand the crowdfunding process and obligations of companies that have completed raises under Regulation Crowdfunding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

Unrecoverable Costs

During the year ended December 31, 2021, the Company was a victim to a scam wherein an e-mail account was hacked and redirected vendor payments to a fraudulent bank account. This resulted in false vendor payments in the amount of $153,872. To date, the Company has been unable to recover any of the fraudulent payments and therefore, those payments are included as unrecoverable costs in other income (expense) on the statement of operations. See – Note 9 to the audited financial statements for the year ended December 31, 2022 and December 31, 2021. To mitigate this risk, the Company moved at risk funds to the aforementioned EJ accounts.

Related Party Transactions

In the years ending 2017-2019, the CEO received a salary of $0 from WIGL Inc. When formed in 2020, the CEO received a salary of $0 from WIGL Inc in the year ending 2020. In addition, the CEO also worked for 25% salary in Q1 of 2021.

During the year ending December 31, 2021, the Company advanced $100,000 in salary to the Company’s CEO in advance of his 2021 annual salary and this remained outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO took a reduction in pay and paid back $34,375 in cash towards the advance. Once the CEO secured the first revenue generating contract for the Company, the remaining balance of $65,625 was settled via a share return per the intent of the Regulation CF. As of December 31, 2022 the outstanding balance as of the Regulation A capital raise was $0.

In the years ending 2017 -2020, G38 and/or the CEO paid all (!00%) expenses on behalf of WiGl Inc. Additionally, as detailed in “Recent capital raising activity and outstanding debt” and shared under Irregular Use of Proceeds, during the years ended December 31, 2021 and 2022, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company, G38. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 incurred during the year ended December 31, 2022. In December of 2022, per the intent of the Regulation CF, the CEO settled the balance of $482,544 via the return of the aforementioned shares back to WiGL Inc, issued to the CEO in 2020 to cure WiGL Inc’s debt. As of December 31, 2022 the outstanding balance was $0.

As discussed above, to cure and separate the two entities per the Regulation CF, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an “overage” amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110. As a result of internal audits of the overage, the CEO intends to forgive this balance by December 31, 2024.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $2,396,211 and had negative operating cash flows for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts.

Trend Information

Historically, the technology has been expensive to integrate. However, due to WiGL’s relatively inexpensive component integration we believe that WiGL is poised to enter and disrupt the market.

The most prominent factors that drive the wireless charging market growth are the following:

●	Increase in connected mobile devices via the Internet of Things;

●	Increase in sales of electric vehicles;

●	Constantly evolving portable electronics; and

●	Wearables market.

The global power electronics market size is projected to grow from USD 35.1 billion in 2020 to USD 44.2 billion by 2025, at a CAGR of 4.7%. The increasing focus on the use of renewable power sources across the globe, growing adoption of power electronics in the manufacturing of electric vehicles, and increasing use of power electronics in consumer electronics are the major factors driving the growth of the power electronics market.

Conversely, similar to most original equipment manufacturers (“OEM’s”), the power electronics market in 2020 was affected by the impact of COVID-19. OEM’s generally, have experienced a decline in demand for end-products, which ultimately will affect the growth of the power electronics market.

In current market conditions, we believe that WiGL is poised to be a leader in the wireless charging market. As noted above, as of June 30, 2023, the Company has completed all phases of its contract with the Department of Defense. And as a result, WiGL was awarded an additional 2-year contract to continue to fine-tune WiGl offerings for the DoD. We believe this, as long with our other activities, demonstrates the viability of WiGL as a technology, and as a product. The next phase of our development will include the following:

●	Launch tWPT Christmas Trees into stores by Q4 2025.

●	Launch SWPG water bottles into stores by Q1 2025.

Item 3. Directors and Executive Officers

The following table sets out the Company’s officers and directors as of April 29, 2024. All of the officers and directors work with the Company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Executive Officers
Dr. Ahmad Glover	Chief Executive Officer	53	February 26, 2020 until present.	Full Time
Directors:
Dr. Ahmad Glover	Director	53	February 26, 2020 until present.	N/A
Key Employees
Craig Baker	Chief Operating Officer	54	June 2021 – present (1-year extendable)	Full Time
Cherif Chibane	Chief Technology Officer and Chief Scientist – Contracted As Needed	63	April 2020 – present (1-year extendable)	Part Time
Marie Wise	Chief Innovation Officer and Partnering	61	April 2020 – present (1-year extendable)	Full Time
Al Anderson	Chief Technology Officer eNERGY Division	66	June 2023 – present (1-year extendable)	Full Time
Dave Noah	COO and Chief Development Officer for eNERGY Division	62	June 2023 – present (1-year extendable)	Full Time

Dr. Ahmad Glover: Founder, CEO and Director

Dr. Glover serves as the President and founder of WiGL Inc and interim CEO. He is the CEO of Glover 38th St Holdings, LLC since April 2012. Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military since 1988 until present. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, from 1988 to 2011 where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned companies such as CPS Professional Services for acquisition in 2014.

Cherif Chibane: Contracted Chief Technology Officer (CTO)

Mr. Chibane serves as the lead scientist and technology officer since April 2020 and contracted CTO (as needed) since 2023. He is currently Chief Technology Officer for Aurostech since April 2018. Mr. Chibane is a world-renowned scholar and noted expert with our 30+ years’ experience in the of radio frequency energy transfer beginning in March 1983 as a engineer at Tech Labs. As an executive, Mr. Chibane has successfully managed high-tech programs at Draper Laboratories from July 2010 to January 2014, Massachusetts Institute of Technology (MIT) from February 2014 to April 2018 BAE Systems from February 2002 to July 2010, and AuresTech from April 2018 to present. Mr. Chibane assisted in the development of WiGL and knows the technology and its scope. He’s successfully positioned numerous start-ups for acquisition.

Marie Wise: Chief Innovation and Partnering

Mrs. Wise serves as the lead business development officer since April 2020. As director, Mrs. Wise has 20+ years of experience in Business Development for the Semiconductor Industry from April 2002 starting with Fujikin of America to April 2018 with Materion Corporation. Mrs. Wise assisted in the development of the WiGL strategic plan and knows how to identify new development opportunities and implement innovative growth- related initiatives.

Craig Baker: Chief Operating Officer

Mr. Baker has served as the Chief Operating Officer since June 2021. Mr. Baker leads WiGL’s development of products and commercial needs for the Department of Defense. Mr. Baker retired from the United States Air Force with the rank of Brigadier General in 2021. His career spanned three decades and six continents, from 1992 to 2021. While serving as a member of the United States Air Force he realized the importance of openness to new technology in maintaining the Air Force’s battlefield superiority in the world.

Al Anderson: Chief Technology Officer eNERGY Division

Mr. Anderson has served as Chief Technology Officer of the eNERGY Division since June 2023. He is the Co-Inventor of WiGL eNERGY. Since October 1997 he has been self-employed as an engineering specialist with a focus on the oil, gas and refinery industries. Mr. Anderson holds over 15 patents in energy and consumer products.

Dave Noah: COO and Chief Development Officer for eNERGY Division

Mr. Noah has served as COO and Chief Development Officer for eNERGY Division since June 2023. He is also currently the President and CEO of at Lean Industries a role he has held since August 2020. From September 2019 until August 2020 Mr. Noah served as Vice President of Operations at Lean Industries. From August 2013 until August 2019 Mr. Noah served as Program director at the United States Air Force. During this period of time at the United States Air Form he was the Director of Combat Operations and Warfighter Research Programs for FastJet (Fighter) initiatives within the Air Force Research Laboratory.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023, the Company compensated its three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Dr. Ahmad Glover	Founder, CEO and Director	$297,230.73	$0	$297,230.73
Marie Wise	Chief Innovation and Partnering	$153,236.54	$0	153,236.54
Craig Baker	Chief Operating Officer	$117,033.70	$0	117,033.70

Item 4. Security Ownership of Management and Certain Securityholders

The following table displays, as of this report the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class(1)
Dr. Ahmad Glover	Common Stock	Dr. A. Glover 1919 Commerce Dr Ste 120 Hampton, VA, 23666	74,012,549 Shares	-	72.39%

(1)	The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5. Interest of Management and Others in Certain Transaction

Dr. Ahmad Glover: Beneficial owner, Founder and acting CEO

●	During the period ended December 31, 2020, since Inception, Dr. Ahmad Glover contributed funds for operations. These contributions totaled $56,650 and are recorded under “Common Stock” on the balance sheet.

●	Dr. Ahmad Glover assigned the following to WiGL Inc.:

○	WiGL trademark(s); names and mark

■	WiGL Registered Trademark Number: 6,124,530.

○	U.S. Patent Number: 9,985,465, dated May 29, 2019

■	Assigned by a second entity, in which Dr. Glover is the controlling shareholder, Glover 38th St Holdings, LLC (“G38”).

○	Note: a portion of these shares were issued to Key Employees that were hired in 2021

○	The contribution of the patents and patent pending was recorded at cost in the amount of $30,368.

○	Dr. Glover, and G38 were repaid for the debt mentioned above in shares from WiGL Inc and received 83,600,000 founder shares of WiGL Inc in return for the assignments listed above.

●	During the period ended December 31, 2020, the CEO received $0 in salary. During the first capital raise year that ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual 2021 salary and this remained outstanding at December 31, 2021. This use of funds was pre-disclosed during the Regulation Crowdfunding as a planned “Irregular Use of Proceeds”. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

●	During the period ended December 31, 2020, G38 advanced funds to the Company. Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other Company, Glover 38th St Holdings, LLC (“G38). The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 were incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

●	During 2022, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $104 in the six months ending June 30, 2023 for a balance of $64,108.

Glover 38th St Holdings, LLC: Dr. Ahmad Glover is the controlling shareholder of G38

●	On February 26, 2020, G38 and the Company entered into a line of credit for up to $90,000. During the year ended December 31, 2021, the Company drew an additional $3,825 on the loan and then made payments of $27,879 to bring the balance to zero. There was no activity on the available line of credit during the year ended December 31, 2022. Additionally, there was no activity on the available line of credit during the year ended December 31, 2023.

RCG Holdings, LLC (“RCG Holdings”) and Robert Rickard

●	Robert Rickard was the Chief Software Officer, formerly the COO of the Company and the owner of RCG Holdings.

●	On February 26, 2020, the Company entered into a contract with RCG Holdings for revenues in the amount of $60,000

●	In April 2020, Mr. Rickard was hired by the Company to serve as the Interim COO.

●	In April 2021, Mr. Rickard became the Chief Software Officer (“CSO”). As of December 2021, Mr. Rickard, continued to serve as contracted CSO via RCG Holdings. In August 2022 RCG Holdings was no longer supporting the Company as the CSO.

Item 6.

Nothing to disclose

Item 7.

FINANCIAL STATEMENTS

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

Financial Statements

December 31, 2023 and 2022

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS

December 31, 2023

To the Board of Directors of

Wireless Electrical Grid LAN, WiGL Inc.

Hampton, Virginia

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Wireless Electrical Grid LAN, WiGL Inc. (the “Company”) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses of $2,396,211 and $2,573,421 and had negative operating cash flows for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 18, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

BALANCE SHEETS

December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$654,235	$306,950
Prepaid expense	64,240	-
Funds in escrow	309,577	106,147
Investment in securities	248,502	147,709
Inventory	-	3,911
Total current assets	1,276,554	564,717

Property and equipment, net	33,533	47,609
Equity investments	5,674	5,851
Patents, net	271,798	158,730
Trademarks	70,713	46,263
Total assets	$1,658,272	$823,170

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$240,061	$78,021
Related party payable	64,110	64,004
Total current liabilities	304,171	142,025

Total liabilities	304,171	142,025

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 96,426,824 and 93,899,196 no par value shares issued and outstanding at December 31, 2023 and 2022, respectively	8,259,528	5,190,361
Accumulated deficit	(6,905,427)	(4,509,216)
Total stockholders’ equity	1,354,101	681,145
Total liabilities and stockholders’ equity	$1,658,272	$823,170

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF OPERATIONS

For the year ending December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Revenues	$644,999	$479,999
Total revenue	644,999	479,999

Operating expenses:
Professional fees	172,491	136,868
Advertising and marketing	111,609	112,344
General and administrative	293,412	111,902
Rent	24,123	27,965
Travel	88,801	58,390
Consulting and contractor expense	142,050	385,229
Payroll and related expenses	546,885	535,124
Research and development	1,842,724	1,433,511
Depreciation and amortization	21,984	17,375
Total operating expenses	3,244,079	2,818,708

Loss from operations	(2,599,080)	(2,338,709)

Other income (expense)
Unrealized gain (loss)	99,856	(129,451)
Interest expense	(252)	-
Other income	102,505	-
Loss on stock sales	-	(110,147)
Dividend income	760	4,886
Total other income (expense)	202,869	(234,712)

Net loss before income taxes	(2,396,211)	(2,573,421)
Provision for income taxes	-	-
Net loss	$(2,396,211)	$(2,573,421)

Basic and diluted loss per share	$(0.03)	$(0.03)

Weighted average number of common shares outstanding - basic & diluted	95,401,281	93,627,003

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ending December 31, 2023 and 2022

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Equity
Balance on December 31, 2021	93,001,995	$4,250,720	$(1,935,795)	$2,314,925

Issuance of common stock for cash	1,284,652	1,895,605	-	1,895,605
Offering costs	-	(343,791)	-	(343,791)
Return of Shares	(387,451)	(612,173)	-	(612,173)
Net loss	-	-	(2,573,421)	(2,573,421)

Balance on December 31, 2022	93,899,196	5,190,361	(4,509,216)	681,145

Issuance of common stock for cash	2,457,226	3,623,814	-	3,623,814
Shares issued for services	70,402	111,235	-	111,235
Offering costs	-	(665,882)	-	(665,882)
Net loss	-	-	(2,396,211)	(2,396,211)

Balance on December 31, 2023	96,426,824	$8,259,528	$(6,905,427)	$1,354,101

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENTS OF CASH FLOWS

For the years ending December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Cash flows from operating activities
Net loss	$(2,396,211)	$(2,573,421)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	21,984	17,375
Unrealized (gain) loss on investments	(99,856)	129,451
Realized loss on securities	-	110,147
Share based compensation	111,235	-
Trademark write-off	-	900
Changes in operating assets and liabilities:
Related party payable	106	-
Payroll advance to employee	-	34,375
Accounts payable and accrued expenses	162,040	(50,654)
Prepaid expenses and other current assets	(64,240)	-
Inventory	3,911	-
Net cash used by operating activities	(2,261,031)	(2,331,827)

Cash flows from investing activities
Proceeds from sale of investments	-	950,386
Reinvestment of dividends and capital gains into investments	(760)	(4,886)
Purchase of equity investments	-	(1,710)
Intangible application expenditure	(145,426)	(127,862)
Loans to related party	-	(130,566)
Net cash provided (used) by investing activities	(146,186)	685,362

Cash flows from financing activities
Proceeds from issuance of common stock	3,623,814	1,895,605
Offering costs	(665,882)	(343,791)
Subscription receivable	(203,430)	100,932
Net cash provided by financing activities	2,754,502	1,652,746

Net increase in cash and cash equivalents	347,285	6,281
Cash and cash equivalents, beginning	306,950	300,669
Cash and cash equivalents, ending	$654,235	$306,950

Supplemental cash flow information:
Cash paid during the year for:
Interest	$-	$-
Income taxes	$-	$-

Supplemental disclosure of non-cash financing and investing activities:
Repurchase of shares	$-	$612,173
Shares issued to broker	$111,235	$-

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. (“the Company”, “we”, ‘our”, or “us”) was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company’s patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company’s revenue recognition policy standards include the following elements:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ending December 31, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the year ending December 31, 2022, the Company completed the first seven phases for revenue earned of $450,000. The remaining portion of the contract was completed in 2023.

In November of 2022, the Company entered into a contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023 for $45,000.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

In June of 2023, the Company entered into a contract that included eight phases for a total contract amount of $799,000. For the year ending December 31, 2023, the Company completed the first two phases for revenue earned of $300,000. The remaining phase of the contract is to be completed subsequent to year end.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of December 31, 2023, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company’s activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

●	Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

●	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Stocks	$248,502	$-	$-	$248,502
Nonpublic company investments	-	-	5,674	5,674
	$248,502	$-	$5,674	$254,176

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Stocks	$147,709	$-	$-	$147,709
Nonpublic company investments	-	-	5,851	5,851
	$147,709	$-	$5,851	$153,560

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2023 and December 31, 2022, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2023 and December 31, 2022, there was $404,235 and $56,950 in cash that exceeded federal insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended December 31, 2023 and 2022, the Company determined no such impairment charge was necessary. The Company had $0 of inventory as of December 31, 2023 and $3,911 as of December 31, 2022, and was comprised of raw materials.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2023 and 2022.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 and 2022.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $248,502 and $147,709 at December 31, 2023 and December 31, 2022, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,674 and $5,851 at December 31, 2023 and 2022, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company’s advertising costs are expensed as incurred. During the years ending December 31, 2023 and 2022, the Company incurred $111,609 and $112,344 in advertising costs, respectively, recorded under the heading ‘Advertising and marketing’ in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of January 1, 2022 and for the years ended December 31, 2023 and 2022 since its lease is short-term in nature.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes that the adoption of ASU 2017-04 will have no impact on the Company’s financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 will have no impact on the Company’s financial statements and disclosures.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity’s own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through April 18, 2024, the date these financial statements were available to be issued and noted the following events for disclosure.

In January of 2024, the Company issued an additional 277,147 shares, via the continued Reg A raise, for gross proceeds of $423,618.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $2,396,211 and had negative operating cash flows for the year ended December 31, 2023. As of December 31, 2023, the Company had an accumulated deficit of $6,905,427 and limited liquid assets with $654,235 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
Patents issued	$157,654	$85,753
Patents pending	128,223	79,148
Trademarks	70,713	46,263
Total intangible assets	356,590	211,164
Accumulated amortization	(14,079)	(6,171)
Intangible assets, net	$342,511	$204,993

As of December 31, 2023, the Company has been issued seven patents all of which have been assigned the useful life of the patent and are being amortized. The Patents issued totaled $157,654 and $85,753 as of December 31, 2023 and 2022, respectively. There was amortization expense of $7,908 and $2,972 for the years ending December 31, 2023 and 2022, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Test equipment and PPE	$9,287	$9,287
Electronic Vehicle	62,728	62,728
	72,015	72,015
Accumulated depreciation	(38,482)	(24,406)
Property and equipment, net	$33,533	$47,609

Depreciation expense for the years ended December 31, 2023 and 2022, was $14,076 and $14,403, respectively.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual salary and this remained outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022. The balance increased by $106 in the year ending December 31, 2023 for a balance of $64,110.

Other than the increase of $106 in the year ending December 31, 2023, there were no other related party transactions in 2023.

NOTE 6 – INVESTMENTS

The Company has invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy.

During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments, and reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2023, reinvested $760 of dividends into investments. Further, during the year, the Company had unrealized gain of $99,856.

During 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year ending December 31, 2022, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2023 and December 31, 2022 was $5,674 and $5,851, respectively.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since 2020.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

The Company currently has a tax net operating loss carryforwards of approximately $3,900,000 for which it may receive future tax benefits. However, as of December 31, 2023 and 2022, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 25.7%, the deferred tax asset is $1,733,779 and the valuation allowance is $1,733,779 which nets to a deferred tax asset of $0 as of December 31, 2023 and December 31, 2022, resulting in an effective tax rate of 0%.       The change in valuation during the year ending December 31, 2023 was $678,358.

The components of the Company’s deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Net operating loss carryforward	$3,884,189	$2,946,655
Total net operating loss carryforwards	$3,884,189	$2,946,655

DTA on NOL	$998,237	$757,290
DTA on Other	14,935	(33,269)
DTA on R&D	720,607	331,399
Valuation allowance	(1,733,779)	(1,055,420)
Deferred tax asset, net	$-	$-

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of December 31, 2023 and 2022, there was 96,426,824 and 93,899,196 shares of common stock issued and outstanding, respectively.

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold 1,274 shares of common stock for gross proceeds of $675.

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58/share. There were an additional 84,055 bonus shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814. There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

As discussed in NOTE 5 – RELATED PARTY TRANSACTIONS, in the year ending December 31, 2022, the Company’s CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

See accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 9 – OTHER INCOME

During the year ending December 31, 2023, the Company received $100,000 from the IRS for an Employee Retention Credit (ERC) and was recorded as other income on the Statement of Operations. The refundable tax credit is for businesses and tax-exempt organizations that had employees and were affected during the COVID-19 pandemic.

See accompanying financial statements.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation*
2.2	Articles of Amendment to the Articles of Incorporation*
2.3	Bylaws and the Certificate of Amendment to the Bylaws*
2.4	Certificate of Amendment to the Bylaws dated November 19, 2021*
4.1	Form of Subscription Agreement*
6.1	Guinn Partners Consultancy Agreement dated November 1, 2020*
6.2	Loan Agreement and Promissory Note dated February 26, 2020 and amended January 1, 2021 between the Company and Glover 38 Holdings, LLC*
6.3	Assignment of Rights dated February 26, 2020*
6.4	Assignment Contract dated January 7, 2019*
6.5	Assignment of patent rights dated March 3, 2021 to the Company from G38*
6.6	Distribution Agreement with Accessplus Communications Ltd.
8	Escrow Agreement*

*	Filed with the Company’s Form 1-A (File No. 024-11732) and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hampton, State of Virginia, on April 29, 2024.

Wireless Electrical Grid LAN, WiGL Inc.

By	/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ahmad Glover
Dr. Ahmad Glover, Executive Chair of the Board, Chief Executive Officer, Chief Financial Officer Chief Accounting Officer and Director
Date: April 29, 2024